Farmmi, Inc.

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Re:	Farmmi, Inc.
Registration Statement on Form F-3
File No. 333-280348
Filed June 18, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Farmmi, Inc. hereby requests the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 27, 2024, at 4:05 p.m. Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch of Kaufman & Canoles, P.C.

Very truly yours,

/s/ Yefang Zhang
Yefang Zhang Chief Executive Officer